Exhibit 99.1

Adlai Nortye Announces Appointment of Dr. Archie Tse as the Head of Research & Development

SINGAPORE and NORTH BRUNSWICK, N.J. and HANGZHOU, China, March 29th, 2024 -- Adlai Nortye Ltd. (NASDAQ: ANL) (the “Company” or “Adlai Nortye”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced the appointment of Dr. Archie Tse as Head of Research & Development, reporting to Mr. Carsten Lu, CEO and Chairman of Adlai Nortye, effective March 29th, 2024.

Dr. Tse, M.D. & Ph.D. earned Doctor of Medicine and Doctor of Biochemistry and Molecular Biology degrees from the University of Southern California. Prior to joining Adlai Nortye, Dr. Tse served as the Chief Scientific Officer, Senior Vice President, Head of Research and Early Clinical Development, and Head of CMC at CStone Pharmaceuticals, at which he provided strategic leadership and oversight to the research, early clinical development, and CMC aspects of the entire CStone’s pipeline. Before joining CStone, Dr. Tse held leadership positions in multinational companies, including Merck (known as MSD outside of US and Canada) and Daiichi-Sankyo where he managed the advancement of innovative oncology drugs across all stages of development, encompassing various modalities, including small molecule targeted therapies, mono- and multi-specific antibodies, ADCs, and cancer vaccines. Prior to his career in the industry, Dr. Tse served as a faculty member at the Memorial Sloan Kettering Cancer Center in New York.

“We are very pleased to have Dr. Tse join our senior leadership team,” said Carsten Lu, CEO and Chairman of Adlai Nortye. “Archie brings a wealth of knowledge in the field of bridging preclinical and clinical phases to improve overall success of drug development. His addition to our team will help us continue our pursuit of bringing novel therapies to cancer patients globally."

“ I am excited to join Adlai Nortye and help advance the Company’s mission of transforming deadly cancer into a chronic and eventually curable disease,” said Dr. Tse. “I'm keen to leveraging my experiences with the outstanding team at Adlai Nortye and unlock the full potential of our pipeline.”

About Adlai Nortye

Adlai Nortye (NASDAQ: ANL) is a global clinical-stage biotechnology company focused on the discovery and development of innovative cancer therapies for patients across the spectrum of tumor types, with global R&D centers established in New Jersey, US, and Hangzhou, China. With a strategic emphasis on oncology, the company has identified and developed a robust pipeline of six drug candidates.

Adlai Nortye has assembled a global management team and a scientific advisory board with industry leaders and influential scientists to provide important strategic guidance to its R&D, business development, and operational organizations. In addition to building its own R&D capabilities, the Company continues to seek and secure partnerships with leading multi-national pharmaceutical companies such as Eisai and Novartis, to fully realize the potential of its pipeline programs. The Company strives to become a global leader in the next wave of oncology therapies employing a combination therapy strategy. Its ultimate goal is to transform deadly cancer into a chronic and eventually curable disease.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company's preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company's therapeutic candidates; the Company's ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company‘s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company's expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:
Investor Relations:

Charles Zhou

Amanda Kong

Adlai Nortye Ltd.

ir@adlainortye.com